SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption Under
          Rule U-3A-2 from the Provisions of the Public Utility Holding
                               Company Act of 1935
                      To Be Filed Annually Prior to March 1

                                   ENRON CORP.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         See APPENDICES I and II.

         The information contained in the appendices filed under cover of Form SE is in preliminary form and will be completed by amendment.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         RESPONSE: NONE.

3. The following information of the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh of electric energy sold at retail or wholesale and natural or manufactured gas distributed at retail;

                  (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized;

                  (c) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line;

                  (d) Number of kwh of electric energy and Mcf of natural and manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  RESPONSE: NONE.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars. The information that follows is in preliminary form and will be completed by amendment.


                          Electric Wholesale Generators

                         Incorpor                                                                         %Enron
Subsidiary               ation             City             State          Purpose                       Ownership
(1)Enron-                Delaware          Houston          Texas          Development,                   100.00
Richmond                                                                   construction and
Power Corp.                                                                operation of
                                                                           cogeneration and
                                                                           independent power
                                                                           facilities
                                                                          (acquire plant in
                                                                           Virginia)

(1)(2)Richmond           Delaware          Houston          Texas          Owner and                       50.00
Power                                                                      operation of
Enterprise                                                                 combined cycle
L.P.                                                                       cogeneration
                                                                           facility in
                                                                           Richmond, VA

Hainan Meinan            China             Haikou,          China          To develop, build,             100.00
Power Company                              Hainan                          own, operate,
CJV                                        Province                        maintain, manage,
                                                                           and administer the
                                                                           power plant,
                                                                           arrange financing
                                                                           for the power
                                                                           plant, and produce
                                                                           and sell
                                                                           electricity

(3)Milford               Massachusetts      Milford         MA             Owns EWG plant in              100.00
Power                                                                      Milford,
Associates,                                                                Massachusetts
Inc.
Trakya                   Turkey            Kavakli          Turkey         To build and                    50.00
Elektrik                                   dere/                           operate power
Uretim ve                                  Ankara                          stations; to
Ticaret A.S.                                                               generate and
                                                                           wholesale
                                                                           electrical energy
(1)      Electric Wholesale Generator/Qualifying Facility
(2)      Asset sold February 25, 1997
(3)      Asset sold August 1, 1996



San Juan                 Puerto              Mirimar        Puerto      Distribution and sale             100.00
Gas                      Rico                Santurce       Rico        of gas via
Company,                                                                underground pipeline
Inc.                                                                    system in San Juan,
                                                                        Puerto Rico

Subic Power              Philippines         Metro          Philippines To design, construct,              50.00
Corp.                                        Manila                     own and operate power
                                                                        generating facilities
                                                                        in the Republic of
                                                                        the Philippines

Enron Power             Philippines          Metro          Philippines Holding company for               100.00
Philippines                                  Manila                     interests in power
Corp.                                                                   plant facilities in
                                                                        the Republic of the
                                                                        Philippines

Enron Subic             Philippines         Manila         Philippines   Lease and operate                 99.00
Power Corp.                                                              electric/power
                                                                         generating facilities

Enron                   Delaware            Houston         Texas        To provide a                      73.00
Equity                                                                   deconsolidated entity
Corp.                                                                    for tax purposes into
                                                                         which earnings of
                                                                         Transportadora de Gas
                                                                         del Sur, S.A.,
                                                                         Bantagas Power Corp.
                                                                         and Subic Power

ECT                     Cayman              Grand            Cayman      To be utilized in                100.00
Colombia                Islands             Cayman           Islands     connection with the
Pipeline                                                                 bid to purchase
Holdings 2                                                               shares in PROMIGAS
Ltd.                                                                     S.A., ESP.

Enron Power             England             London           England     Operations and                    50.00
Operations                                                               Management
Teesside

Smith Enron             Turks &             Grand            Turks       To construct,
Cogeneration            Caicos              Turk             &           acquire, own, manage
Limited                 Isles                                Caicos      and operate the
Partnership                                                  Islands,    project (a 185 MW
                                                             B.W.I.      barge-mounted power
                                                                         generated facility)

Teesside                England             London           England     Responsible for the              100.00
Gas                                                                      gas liquids and gas
Processing                                                               processing plant
Limited                                                                  being built in
                                                                         conjunction w/
                                                                         Teesside Cogen plant

Teesside               England             London           England      Responsible for gas              100.00
Gas                                                                      supply going to the
Transportat                                                              Teesside Cogen plant
ion Limited


Teesside               England             London           England       Main Activity:                   85.00
Power                                                                     Holding Company
Holdings
Limited

Teesside               England             London           England       Pending                          50.00
Power
Limited





The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of July, 1997.


                                                   Enron Corp.

                                                   /s/ J. Clifford Baxter
                                                   By: J. Clifford Baxter
                                                   Title: Senior Vice-President,
                                                   Corporate Development


CORPORATE SEAL
Attest: /s/

-----------------------------
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Robert D. Eickenroht
Assistant General Counsel
Enron Corp.
1400 Smith Street
Houston, Texas 77251



                                    EXHIBIT A


         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         To be filed by amendment.



                                    EXHIBIT B
                             Financial Data Schedule


         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

         Financial Data Schedule attached.



                                    EXHIBIT C


         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Filed under cover of Form SE. The information contained therein is in preliminary form and will be completed by amendment.